EXHIBIT 99.3

TO HOLDERS OF 11 1/2% SENIOR SUBORDINATED NOTES DUE 2011

Fastentech, Inc. is offering to exchange (the “Exchange Offer”) up to $145,000,000 of its newly registered 11 1/2% Senior Subordinated Notes due 2011 (“New Notes”) for its outstanding 11 1/2% Senior Subordinated Notes due 2011 (all such notes, other than the notes held by CVC Capital Funding, LLC, being the “Existing Notes”).

Briefly, you may either:

a. Tender all or some of your Existing Notes, along with a completed and executed Letter of Transmittal, and receive registered New Notes in exchange; or

b. Retain your Existing Notes.

All tendered Existing Notes must be received on or prior to             , 2003 at 5:00 p.m., New York City Time, (the “Expiration Date”), as shown in the accompanying Prospectus.

Please review the enclosed Letter of Transmittal and Prospectus carefully. If you have any questions on the terms of the Exchange Offer or questions regarding the appropriate procedures for tendering your Existing Notes and the Letter of Transmittal, please call (212)-815-5098 (attention: Mr. Bernard Arsenec) or write Bank of New York, Corporate Trust Operations – Reorganization Unit, 101 Barclay Street – 7 East, New York, N.Y. 10286, Attention: Mr. Bernard Arsenec.